[Syneron Letterhead]

November 25, 2009

VIA EDGAR AND FACSIMILE

Ms. Peggy Fisher
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549-3030

Re:	Syneron Medical Ltd. Registration Statement on Form F-4 File No. 333-162698

Dear Ms. Fisher:

        Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Syneron Medical Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form F-4 (the “Registration Statement”) to 9:30 a.m., Eastern Time on November 30, 2009, or as soon thereafter as practicable.

        In connection with the foregoing, the Company hereby acknowledges the following:

—	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

—	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

—	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Syneron Medical Ltd. By: /s/ Fabian Tenenbaum Fabian Tenenbaum Chief Financial Officer